EXHIBIT 99.11
Indian GAAP Standalone

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF
INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited ('the Company') as at March 31, 2007, the Profit and Loss Account and the Cash Flow Statement of the Company for the quarter and half year ended on that date, annexed thereto.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India.  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and
(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:
(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2007;
(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter and half year ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter and half year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
April 13, 2007

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	Schedule	March 31, 2007	March 31, 2006

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	138
Reserves and surplus	2	10,876	6,759
		11,162	6,897
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		3,889	2,837
Less: Accumulated depreciation		1,739	1,275
Net book value		2,150	1,562
Add: Capital work-in-progress		957	571
		3,107	2,133
INVESTMENTS	4	839	876
DEFERRED TAX ASSETS	5	79	56
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	2,292	1,518
Cash and bank balances	7	5,507	3,279
Loans and advances	8	1,162	1,252
		8,961	6,049
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,162	808
Provisions	10	662	1,409
NET CURRENT ASSETS		7,137	3,832
		11,162	6,897
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
The schedules referred to above are an integral part of the balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President,	Director
Membership No. 32815	and Chief Mentor	and Managing Director	Chief Operating Officer and
Joint Managing Director
	Marti G. Subrahmanyam	Omkar Goswami	Claude Smadja	Sridar A. Iyengar
	Director	Director	Director	Director

	David L Boyles	Jeffrey Lehman	S. D. Shibulal	K. Dinesh
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan	Parvatheesam K.
April 13, 2007	Director	Director	Chief Financial Officer	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the		Quarter ended		Half year ended
	Schedule	March 31,		March 31,
		2007	2006	2007	2006
Income from software services and products		3,555	2,493	7,009	4,891
Software development expenses	11	1,979	1,380	3,867	2,657
GROSS PROFIT		1,576	1,113	3,142	2,234
Selling and marketing expenses	12	189	126	371	255
General and administration expenses	13	239	183	474	343
		428	309	845	598
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		1,148	804	2,297	1,636
Interest		-	-	-	-
Depreciation		133	134	262	243
OPERATING PROFIT BEFORE TAX		1,015	670	2,035	1,393
Other income, net	14	120	70	180	69
Provision for investments		(1)	(1)	(1)	(1)
NET PROFIT BEFORE TAX		1,136	741	2,216	1,463
Provision for taxation (refer to note 22.2.12)	15	12	77	134	157
NET PROFIT AFTER TAX		1,124	664	2,082	1,306
Balance Brought Forward		4,532	2,983	3,574	2,341
AMOUNT AVAILABLE FOR APPROPRIATION		5,656	3,647	5,656	3,647
Dividend
Interim		-	-	-	-
Final		371	234	371	234
Silver Jubilee special dividend		-	827	-	827
Total dividend		371	1,061	371	1,061
Dividend tax		63	149	63	149
Amount transferred to general reserve		378	242	378	242
Balance in profit and loss account		4,844	2,195	4,844	2,195
		5,656	3,647	5,656	3,647
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional Items
Basic		19.96	12.06	37.17	23.78
Diluted		19.61	11.75	36.44	23.14
Number of shares used in computing earnings per share
Basic		56,27,77,938	55,02,19,814	55,99,06,168	54,88,81,382
Diluted		57,27,31,800	56,46,34,586	57,12,53,340	56,39,46,222
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
* Refer to note 22.2.20

The schedules referred to above are an integral part of the profit and loss account

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President,	Director
Membership No. 32815	and Chief Mentor	and Managing Director	Chief Operating Officer and
Joint Managing Director
	Marti G. Subrahmanyam	Omkar Goswami	Claude Smadja	Sridar A. Iyengar
	Director	Director	Director	Director

	David L Boyles	Jeffrey Lehman	S. D. Shibulal	K. Dinesh
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan	Parvatheesam K.
April 13, 2007	Director	Director	Chief Financial Officer	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Cash Flow Statement for the		Quarter ended		Half year ended
	Schedule	March 31,		March 31,
		2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		1,136	741	2,216	1,463
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-	-	-
Depreciation		133	134	262	243
Interest and dividend income		(115)	(76)	(181)	(125)
Profit on sale of liquid mutual funds		(3)	-	(5)	(1)
Provision for investments		(1)	-	(1)	-
Effect of exchange differences on translation of foreign currency cash and cash equivalents		10	(3)	27	2
Changes in current assets and liabilities
Sundry debtors		(206)	(204)	(335)	(274)
Loans and advances	16	56	(38)	20	(127)
Current liabilities and provisions	17	114	83	149	164
Income taxes paid	18	(131)	(223)	(258)	(315)
NET CASH GENERATED BY OPERATING ACTIVITIES		993	414	1,894	1,030

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(625)	(265)	(952)	(509)
Proceeds on disposal of fixed assets		-	-	-	-
Payment for intellectual property rights (refer to note 22.2.21)		-	-	14	-
Investment in subsidiaries (refer to note 22.2.16)		(82)	(9)	(82)	(9)
Investments in securities (refer to note 22.2.16)	20	2,054	1,443	2,705	1,572
Interest and dividend income		115	76	181	125
Cash flow from investing activities before exceptional items		1,462	1,245	1,866	1,179
Proceeds on sale of Long Term Investments (net of taxes) (refer to note 22.2.16)		-	-	-	-
NET CASH GENERATED BY INVESTING ACTIVITIES		1,462	1,245	1,866	1,179

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		794	121	928	325
Dividends paid during the period		-	-	(278)	(177)
Dividend Tax paid during the period		-	-	(39)	(25)
NET CASH USED IN FINANCING ACTIVITIES		794	121	611	123

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(10)	3	(27)	(2)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		3,239	1,783	4,344	2,330

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		2,411	1,996	1,306	1,449
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	5,650	3,779	5,650	3,779

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President,	Director
Membership No. 32815	and Chief Mentor	and Managing Director	Chief Operating Officer and
Joint Managing Director
	Marti G. Subrahmanyam	Omkar Goswami	Claude Smadja	Sridar A. Iyengar
	Director	Director	Director	Director

	David L Boyles	Jeffrey Lehman	S. D. Shibulal	K. Dinesh
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan	Parvatheesam K.
April 13, 2007	Director	Director	Chief Financial Officer	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		March 31, 2007	March 31, 2006

1	SHARE CAPITAL

	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (30,00,00,000) equity shares	300	150

	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	138
	57,12,09,862 (27,55,54,980) equity shares fully paid up

	[Of the above, 53,53,35,478 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]

		286	138

	Forfeited shares amounted to Rs.1,500 (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.11
	* Also refer to note 22.2.20 for details of basic and diluted shares

2	RESERVES AND SURPLUS

	Capital reserve	6	6

	Share premium account - As at April 1,	1,543	900
	Add: Receipts on exercise of employee stock options	1,206	571
	Income tax benefit arising from exercise of stock options	19	72
		2,768	1,543

	General reserve - As at April 1,	3,015	2,773
	Less: Gratuity transitional liability (refer to note 22.2.22)	9	-
	Less: Capitalized on issue of bonus shares	138	-
	Add: Transferred from the Profit and Loss Account	378	242
	Add: Fair value of employee options issued in exchange of Infosys BPO options	12	-
	(refer to note 22.2.16)	3,258	3,015

	Balance in Profit and Loss Account	4,844	2,195

		10,876	6,759

3	FIXED ASSETS
in Rs. crore except as otherwise stated
	Schedules to the Balance Sheet
	Original cost				Depreciation and amortization				Net book value
	As at	Additions	Deductions/	As at	As at	For the	Deductions/	As at	As at	As at
	April 1,	during the	Retirement during	March 31	April 1,	year	Retirement during	March 31	March 31	March 31,
	2006	year	the year	2007	2006		the year	2007	2007	2006
Land : free-hold	34	42	-	76	-	-	-	-	76	34
leasehold	104	32	41	95	-	-	-	-	95	104
Buildings*	1,022	449	-	1,471	179	87	-	266	1,205	843
Plant and machinery*	559	201	-	760	305	109	-	414	346	254
Computer equipment*	700	249	5	944	516	203	5	714	230	184
Furniture and fixtures*	417	124	-	541	275	69	-	344	197	142
Vehicles	1	1	-	2	-	1	-	1	1	1
	2,837	1,098	46	3,889	1,275	469	5	1,739	2,150	1,562
Previous year	2,183	799	145	2,837	1,006	409	140	1,275	1,562
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

* Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 22.2.6 for details in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2007	March 31, 2006
4	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments
	In subsidiaries
	Infosys BPO Ltd, India **
	3,34,61,902 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	637	25
	Infosys Technologies (China) Co. Limited	46	23
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	2,00,00,000 (1,70,00,000) common stock of US $1.00 par value, fully paid	90	76
		839	190
	In other investments*	11	16
	Less: Provision for investments	11	14
		-	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual fund units *	-	684
		839	876
	Aggregate amount of unquoted investments	839	876
	* Refer to note 22.2.16 for details of investments
	** Investments include 17,37,092 options in Infosys BPO Ltd.
5	DEFERRED TAX ASSETS
	Fixed assets	69	54
	Sundry debtors	3	2
	Others	7	-
		79	56
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	15	8
	Other debts
	Unsecured
	considered good**	2,292	1,518
	considered doubtful	7	2
		2,314	1,528
	Less: Provision for doubtful debts	22	10
		2,292	1,518
	* Includes dues from companies where directors are interested	7	2
	** Includes dues from subsidiaries	2	-
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks in Indian Rupees
	In current accounts *	302	169
	In deposit accounts	4,827	2,735
	Balances with non-scheduled banks in foreign currency **
	In current accounts	378	375
		5,507	3,279
	*Includes balance in unclaimed dividend account	2	3
	**Refer to note 22.2.13 for details of balances in non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 22.2.7)	22	14
	Advances
	prepaid expenses	28	27
	for supply of goods and rendering of services *	3	9
	others	20	14
		73	64
	Unbilled revenues	312	203
	Advance income tax	352	267
	Loans and advances to employees
	housing and other loans	42	49
	salary advances	63	61
	Electricity and other deposits	20	16
	Rental deposits	10	12
	Deposits with financial institution and body corporate (refer to note 22.2.14)	275	580
	Mark to Market on options/ forward contracts	15	-
		1,162	1,252
	Unsecured, considered doubtful
	Loans and advances to employees	1	-
		1,163	1,252
	Less: Provision for doubtful loans and advances to employees	1	-
		1,162	1,252
	* Includes advances to subsidiary company (refer to note 22.2.7)	-	6
9	CURRENT LIABILITIES
	Sundry creditors
	goods and services *	23	6
	accrued salaries and benefits
	salaries	28	6
	bonus and incentives	208	233
	unavailed leave	120	80
	for other liabilities
	provision for expenses	281	166
	retention monies	23	13
	withholding and other taxes payable	172	82
	for purchase of intellectual property rights	-	19
	Mark to market on options/ forward contracts	-	2
	Due to option holders of Infosys BPO	2
	others	4	3
		861	610
	Advances received from clients	4	7
	Unearned revenue	295	188
	Unclaimed dividend	2	3
		1,162	808
	*Includes dues to subsidiary companies (refer to note 22.2.7)
10	PROVISIONS
	Proposed dividend	371	1,061
	Provision for
	tax on dividend	63	149
	income taxes *	207	187
	post-sales client support and warranties	21	12
		662	1,409
	* Refer to note 22.2.12

in Rs. crore
Schedules to Profit and Loss Account for the		Quarter ended		Half year ended
		March 31,		March 31,
		2007	2006	2007	2006
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,460	1,054	2,853	2,042
	Overseas group health insurance	33	9	61	22
	Contribution to provident and other funds	38	24	75	46
	Staff welfare	12	8	23	17
	Technical sub-contractors - subsidiaries	187	102	346	193
	Technical sub-contractors - others	61	42	133	71
	Overseas travel expenses	77	60	147	121
	Visa charges and others	25	12	45	18
	Software packages
	for own use	51	35	109	69
	for service delivery to clients	5	5	10	11
	Communication expenses	12	13	26	23
	Computer maintenance	6	5	12	12
	Consumables	5	4	11	8
	Rent	6	4	10	7
	Provision for post-sales client support and warranties	1	3	6	(3)
		1,979	1,380	3,867	2,657

12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	114	78	225	153
	Overseas group health insurance	1	-	2	-
	Contribution to provident and other funds	1	-	1	-
	Staff welfare	1	1	1	1
	Overseas travel expenses	23	16	47	30
	Visa charges and others	-	3	1	5
	Traveling and conveyance	1	1	2	1
	Commission and earnout charges	1	(2)	5	8
	Brand building	25	11	42	25
	Professional charges	7	7	12	11
	Rent	4	3	8	7
	Marketing expenses	7	4	17	7
	Telephone charges	1	2	4	3
	Communication expenses	-	-	-	-
	Printing and stationery	-	-	1	1
	Advertisements	1	1	1	1
	Office maintenance	-	-	-	-
	Sales promotion expenses	1	-	1	1
	Consumables	-	-	-	-
	Software packages
	for own use	-	-	-	-
	Computer maintenance	-	-	-	-
	Power and fuel	-	-	-	-
	Insurance charges	-	-	-	-
	Rates and taxes	-	-	-	-
	Bank charges and commission	-	-	-	-
	Miscellaneous expenses	1	1	1	1
		189	126	371	255
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	45	35	90	68
	Overseas group health insurance	-	1	-	1
	Contribution to provident and other funds	3	2	6	4
	Professional charges	37	29	71	54
	Telephone charges	26	22	53	40
	Power and fuel	22	17	44	32
	Traveling and conveyance	24	18	45	34
	Overseas travel expenses	3	2	6	5
	Visa charges and others	1	-	1	1
	Office maintenance	25	20	49	38
	Guest house maintenance*	1	-	1	-
	Insurance charges	8	6	15	11
	Printing and stationery	3	2	7	4
	Donations	5	4	12	8
	Rent	2	2	6	4
	Advertisements	2	4	4	7
	Repairs to building	7	5	12	8
	Repairs to plant and machinery	5	3	9	6
	Rates and taxes	6	2	13	4
	Professional membership and seminar participation fees	2	3	5	5
	Postage and courier	2	1	3	2
	Books and periodicals	1	1	3	3
	Provision for bad and doubtful debts	1	3	6	-
	Provision for doubtful loans and advances	1	-	1	-
	Commission to non-whole time directors	-	-	1	1
	Freight charges	-	-	-	-
	Bank charges and commission	-	-	-	1
	Research grants	6	-	8	1
	Auditor's remuneration
	statutory audit fees	-	-	-	-
	certification charges	-	-	-	-
	others	-	-	-	-
	out-of-pocket expenses	-	-	-	-
	Miscellaneous expenses (refer to note 22.2.15)	1	1	3	1
		239	183	474	343
	*For non training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	82	59	112	84
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	33	16	69	40
	Miscellaneous income (refer to note 22.2.15)	8	8	21	13
	Exchange gains/ (losses)	(3)	(13)	(22)	(68)
		120	70	180	69
	*Includes tax deducted at source	9	7	13	11
15	PROVISION FOR TAXATION
	Income taxes*	20	87	146	173
	Deferred taxes	(8)	(10)	(12)	(16)
		12	77	134	157
	*Refer to note 22.2.12
in Rs. crore
Schedules to Cash Flow Statements for the		Quarter ended		Half year ended
		March 31,		March 31,
		2007	2006	2007	2006
16	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	1,162	1,252	1,162	1,252
	Add: Gratutity transitional liability (refer to note 22.2.22)	9	-	9	-
	Less: Deposits with financial institutions and body corporates
	included in cash and cash equivalents	(143)	(500)	(143)	(500)
	Advance income taxes separately considered	(352)	(267)	(352)	(267)
		676	485	676	485
	Less: Opening balance considered	(732)	(447)	(696)	(358)
		(56)	38	(20)	127
	* includes loans to subsidiary
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet**	1,822	2,217	1,822	2,217
	Less: Provisions separately considered in the cash flow statement
	Income taxes	(207)	(187)	(207)	(187)
	Dividends	(371)	(1,061)	(371)	(1,061)
	Dividend tax	(63)	(149)	(63)	(149)
		1,181	820	1,181	820
	Less: Opening balance considered*	(1,067)	(737)	(1,032)	(656)
		114	83	149	164
	*Adjusted for liability towards intellectual property rights (refer to note 22.2.21)
	** Adjusted for dues to option holders of Infosys BPO Rs. 2 crore
18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	12	77	134	157
	Add: Increase in advance income taxes	43	(312)	59	(226)
	Increase/(Decrease) in deferred taxes	8	10	11	16
	Less: Income Tax benefit arising from exercise of stock options	(19)	(72)	(19)	(72)
	(Increase)/Decrease in income tax provision	87	520	73	440
		131	223	258	315
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL
	WORK-IN-PROGRESS
	As per the Balance Sheet*	241	138	476	333
	Less: Opening Capital work-in-progress	(573)	(444)	(481)	(395)
	Add: Closing Capital work-in-progress	957	571	957	571
		625	265	952	509
	* Excludes Rs 37 crore (Rs 4 crore) towards movement of land from Leasehold to Freehold
20	INVESTMENTS IN SECURITIES *
	As per the Balance Sheet	839	876	839	876
	Add: Provisions on investments	(1)	(1)	(1)	(1)
		838	875	838	875
	Less: Investment in subsidiaries	(96)	(9)	(96)	(9)
	Profit on sale of liquid mutual funds	(3)	-	(5)	-
	Opening balance considered	(2,793)	(2,309)	(3,442)	(2,438)
		(2,054)	(1,443)	(2,705)	(1,572)
	* Refer to note 22.2.16 for investment and redemptions
21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	5,507	3,279	5,507	3,279
	Add: Deposits with financial institutions, included herein	143	500	143	500
		5,650	3,779	5,650	3,779

Schedules to the Financial Statements for the quarter and half year ended March 31, 2007

22. Significant accounting policies and notes on accounts

Company overview
Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited, and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), formerly known as Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc., USA ("Infosys Consulting"), is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

22.1 Significant accounting policies

22.1.1 Basis of preparation of financial statements
The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI"), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. These financial statements should be read in conjunction with the annual financial statements for the year ending March 31, 2007. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.
Management evaluates all recently issued or revised accounting standards on an on-going basis.

22.1.2 Use of estimates
The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired.  An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal.  The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above.  Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3. Revenue recognition
Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered.  Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.  Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment.  Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4 Expenditure
The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancellable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5 Fixed assets, intangible assets and capital work-in-progress
Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6 Depreciation and amortization
Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

22.1.7 Retirement benefits to employees

22.1.7.a Gratuity
Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

22.1.7.b Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions.  From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c Provident fund
Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment.  Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government.  The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8. Research and development
Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions
Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10 Forward contracts and options in foreign currencies
The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates.The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete.  On completion, the gain or loss is transferred to the profit and loss account of that period.  To designate a forward contract or option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax
Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12. Earnings per share
In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.

22.1.13.  Investments
Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.  Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14. Cash flow statement
Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

22.2 Notes on accounts
Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in schedule  22.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

22.2.1. Aggregate expenses
The aggregate amounts incurred on certain specific expenses

in Rs. Crore
	Quarter ended		Half year ended
Particulars	March 31,		March 31,
	2007	2006	2007	2006
Salaries and bonus including overseas staff expenses	1,619	1,167	3,168	2,263
Contribution to provident and other funds	42	26	82	50
Staff welfare
Staff welfare	13	8	24	17
Group health insurance and others	-	-	-	-
Overseas group health insurance	34	11	63	24
Overseas travel expenses	103	78	200	156
Visa charges and others	27	15	47	24
travelling and conveyance	25	19	47	35
Technical sub-contractors - subsidiaries	61	102	133	193
Technical sub-contractors - others	187	42	346	71
Software packages
for own use	51	35	109	69
for service delivery to clients	5	5	10	11
Professional charges	44	36	83	65
Telephone charges	27	24	58	43
Communication expenses	12	13	26	23
Power and fuel	22	17	44	32
Office maintenance	26	20	49	38
Guest house maintenance*	1	-	1	-
Commission and earnout charges	1	(2)	5	8
Brand building	25	11	43	25
Rent	12	9	24	18
Insurance charges	8	6	15	11
Computer maintenance	6	5	12	12
Printing and stationery	3	2	8	5
Consumables	5	4	11	8
Donations	5	4	12	8
Advertisements	3	5	5	8
Marketing expenses	7	4	17	7
Other miscellaneous expenses	-	-	-	-
Repairs to building	7	5	12	8
Repairs to plant and machinery	5	3	9	6
Rates and taxes	6	2	13	4
Professional membership and seminar participation fees	2	3	5	5
Postage and courier	2	1	3	2
Provision for post-sales client support and warranties	1	3	6	(3)
Books and periodicals	1	1	3	3
Provision for bad and doubtful debts	1	3	6	-
Provision for doubtful loans and advances	-	-	-	-
Commission to non-whole time directors	-	-	1	1
Sales promotion expenses	1	-	1	1
Freight charges	-	-	-	-
Bank charges and commission	-	-	-	1
Auditor's remuneration
statutory audit fees	-	-	-	-
certification charges	-	-	-	-
others	-	-	-	-
out-of-pocket expenses	-	-	-	-
Research grants	6	-	8	1
Miscellaneous expenses (refer to note 22.2.15)	1	2	3	2
	2,407	1,689	4,712	3,255
Fringe Benefit Tax (FBT) in India included in the above	5	3	10	6
*for non training purposes

22.2.2. Capital commitments and contingent liabilities

in Rs. Crore
	As at
Particulars	March 31, 2007	March 31, 2006
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	655	509
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	2	2
Claims against the company, not acknowledged as debts*	15	14
(Net of Amount Rs. 238 (Rs. 138) crore paid to statutory authorities)
Forward contracts outstanding
In US$	US $ 165,000,000	US $ 100,000,000
(Equivalent approximate in Rs. crore)	711	445
In Euro	Euro 2,000,000	-
(Equivalent approximate in Rs. crore)	12	-
In GBP	£5,500,000	-
(Equivalent approximate in Rs. crore)	47	-
Range barrier options in US $	US $ 205,000,000	US $ 210,000,000
(Equivalent approximate in Rs. crore)	884	934
Euro Accelerator	Euro 24,000,000	Euro 3,000,000
(Equivalent approximate in Rs. crore)	138	16
Target Redemption structure (GBP)	£16,000,000	£3,000,000
(Equivalent approximate in Rs. crore)	136	23

* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs. 234 crore (Rs. 135 crore), including interest of Rs. 51 crore (Rs. 33 crore), upon completion of their tax review for fiscal 2002, fiscal 2003 and fiscal 2004. The amount also includes an amount of Rs 98 crore which was settled as of April 4, 2007 against tax refunds relating to earlier years.  The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not  reduced from Total Turnover.
The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process.  No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

The company received the order of the appellate authority, the Commissioner of Income Tax (Appeals), Bangalore for the demand pertaining to fiscal 2002 and fiscal 2003 in April 2006 and August 2006 respectively. The position of the company has been substantially upheld by the appellate authority. For fiscal 2004, the matter is pending before the Commissioner of Income tax (Appeals), Bangalore.

As of the Balance Sheet date, the company has net foreign currency exposures that are not hedged by a derivative instrument or otherwise amounting to Rs. 995 crore.

22.2.3  Quantitative details
The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4.  Imports (valued on the cost, insurance and freight basis)

in Rs. Crore
	Quarter ended		Half year ended
Particulars	March 31,		March 31,
	2007	2006	2007	2006
Capital goods	49	55	110	95
Software packages	5	-	5	4
	54	55	115	99

22.2.5.  Activity in foreign currency

in Rs. Crore
	Quarter ended		Half year ended
Particulars	March 31,		March 31,
	2007	2006	2007	2006
Earnings in foreign currency (on receipts basis)
Income from software services and products	3,248	2,201	6,568	4,524
Interest received on deposits with banks	3	2	6	4
Expenditure in foreign currency (on payments basis)
Travel expenses	93	68	174	129
Professional charges	22	16	38	29
Technical sub-contractors - subsidiaries	181	101	337	191
Other expenditure incurred overseas for software development	1,249	751	2,472	1,404
Net earnings in foreign currency (on the receipts and payments basis)	1,706	1,267	3,553	2,775

22.2.6. Obligations on long-term, non-cancellable operating leases
The lease rentals charged during the period and maximum obligations on long-term non-cancellable operating leases payable as per the rentals stated in the respective agreements:

in Rs. Crore
	Quarter ended		Half year ended
Particulars	March 31,		March 31,
	2007	2006	2007	2006
Lease rentals recognized during the period	12	9	24	18

in Rs. Crore
Lease obligations	As at
	March 31, 2007	March 31, 2006
Within one year of the balance sheet date	32	24
Due in a period between one year and five years	92	100
Due after five years	44	61
	168	185

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2007 and March 31, 2006 :

in Rs. Crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	46	9	37
	33	5	28
Plant and machinery	20	11	9
	16	7	9
Computers	2	2	-
	2	2	-
Furniture and fixtures	12	10	2
	11	8	3
Total	80	32	48
	62	22	40

The aggregate depreciation charged on the above for the quarter and half year ended March 31, 2007 amounted to Rs. 2 crore and Rs. 4 crore respectively (Rs. 4 crore and Rs. 6 crore for the quarter and half year ended March 31, 2006 respectively).

The company has non-cancellable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (refer to note 22.2.7). Lease Rental commitments from Infosys BPO:

in Rs. Crore
Lease rentals	As at
	March 31, 2007	March 31, 2006
Within one year of the balance sheet date	12	11
Due in a period between one year and five years	4	17
Due after five years	-	-
	16	28

The rental income from Infosys BPO for the quarter and half year ended March 31, 2007 amounted to Rs. 5 crore and Rs. 13 crore respectively (Rs 3 crore and Rs 6 crore for the quarter and half year ended March 31, 2006 respectively).

22. 2. 7. Related party transactions

 List of related parties:

Name of the related party	Country	Holding, as at
		March 31, 2007	March 31, 2006
Infosys BPO Limited**	India	98.92% #	71.74%
Infosys Technologies (Australia), Pty Limited	Australia	100%	100%
Infosys Technologies (China) Co. Limited	China	100%	100%
Infosys Consulting, Inc.	USA	100%	100%
Infosys BPO s. r. o *	Czech Republic	98.92% #	71.74%
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO Ltd.
**On December 8, 2006, the shareholders of Infosys BPO Limited ("Infosys BPO") approved a buy-back of upto 1,279,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 1,139,469 equity shares which were subsequently cancelled on December 29, 2006. Also refer to note 22.2.16

# Excludes deferred purchase of shares from shareholders of Infosys BPO of 3,60,417 shares

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.2.6, for the quarter and half year ended March 31, 2007 and 2006 are as follows:

in Rs. Crore
Particulars	Quarter ended		Half year ended
	March 31,		March 31,
	2007	2006	2007	2006
Capital transactions:
Financing transactions
Infosys China	14	-	14	-
Infosys Consulting	-	9	-	9
Loans
Infosys China	-	5	-	14
Revenue transactions:
Purchase of services
Infosys BPO (Including Infosys BPO s.r.o)	-	2	3	3
Infosys Australia	125	63	223	121
Infosys China	8	4	21	7
Infosys Consulting	53	34	100	64
Purchase of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	1	-	2	-
Interest Income
Infosys China	-	-	1	-
Sale of services
Infosys BPO (Including Infosys BPO s.r.o)	-	1	-	CC
Infosys Australia	-	-	1	1
Infosys China	-	1	1	1
Infosys Consulting	-	1	-	2
Sale of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	9	3	17	6
Infosys Consulting	-	2	1	4

Details of amounts due to or due from and maximum dues from subsidiaries for the period ended March 31, 2007 and 2006 :

in Rs. Crore
Particulars	As at
	March 31, 2007	March 31, 2006
Loans and advances
Infosys China	22	20
Maximum balances of loans and advances
Infosys BPO (Including Infosys BPO s.r.o)	2	3
Infosys Australia	24	28
Infosys China	25	20
Infosys Consulting	14	-

During the quarter and half year ended March 31, 2007, an amount of Rs.5 crore and Rs. 10 crore respectively (Rs. 4 crore and Rs.6 crore for the quarter and half year ended March 31, 2006 respectively ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.8. Transactions with key management personnel

Key Management personnel comprise directors and statutory officers.
Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended March 31, 2007 and 2006 have been detailed in note 22.3 since the amounts are less than a crore.

22.2.9. Research and development expenditure

in Rs. Crore
	Quarter ended		Half year ended
Particulars	March 31,		March 31,
	2007	2006	2007	2006
Revenue	52	25	94	51
	52	25	94	51

22.2.10.   Dues to small-scale industrial undertakings
As at March 31, 2007 and March 31,2006, the company has no outstanding dues to small-scale industrial undertaking.

22.2.11.   Stock option plans
The company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")
The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier.  All options under the 1998 Plan are exercisable for ADSs representing equity shares.  A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan.  All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended		Half year ended
	March 31,		March 31,
	2007	2006	2007	2006
Options outstanding, beginning of period	33,61,110	48,95,328	37,33,549	54,93,464
Granted	-	-	-	-
Less: exercised	12,68,649	2,76,648	16,15,642	8,23,944
forfeited	16,821	72,200	42,267	1,23,040
Options outstanding, end of period	20,75,640	45,46,480	20,75,640	45,46,480

1999 Stock Option Plan ("the 1999 Plan")
In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended		Half year ended
	March 31,		March 31,
	2007	2006	2007	2006
Options outstanding, beginning of period	1,33,85,990	2,10,01,190	1,51,26,339	2,42,48,376
Granted	6,38,761	-	6,38,761	-
Less: exercised	1,20,92,745	17,82,986	1,38,09,219	49,66,992
forfeited	15,664	39,130	39,539	1,02,310
Options outstanding, end of period	19,16,342	1,91,79,074	19,16,342	1,91,79,074

The company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in note 22.2.20

22.2.12. Income taxes
The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.
Most of Infosys' operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.
Infosys also has operations in a Special Economic Zone ("SEZs"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004.  Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore.  The tax provision for  the year is net of the write back.

The current quarter tax provision includes a reversal of Rs 124 crores for liability no longer required for taxes payable in various overseas jurisdictions consequent to expiry of limitation period and completion of assessment by taxation authorities.

22.2.13. Cash and bank balances
Details of balances as on balance sheet dates and the maximum balances during the period with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at
	March 31, 2007	March 31, 2006
In current accounts
ABN Amro Bank , Taipei, Taiwan	2	1
Bank of America, Palo Alto, USA	293	229
Citibank NA, Melbourne, Australia	36	39
Citibank NA, Tokyo, Japan	1	1
Deutsche Bank, Brussels, Belgium	13	8
Deutsche Bank, Frankfurt, Germany	4	21
Deutsche Bank, Amsterdam, Netherlands	2	4
Deutsche Bank, Paris, France	3	1
Deutsche Bank, Zurich, Switzerland	-	6
Deutsche Bank, Spain	1	-
Deutsche Bank, UK	5	-
HSBC Bank PLC, Croydon, UK	11	60
Royal Bank of Canada, Toronto, Canada	7	4
Svenska Handels Bank, Stockholm, Sweden	-	1
	378	375

in Rs. crore
Maximum balance with non-scheduled banks during the period	Quarter ended		Half year ended
	March 31,		March 31,
	2007	2006	2007	2006
In current accounts
ABN Amro Bank , Taipei, Taiwan	2	2	2	2
Bank of America, Palo Alto, USA	573	318	573	391
Citibank NA, Melbourne, Australia	95	39	95	39
Citibank NA, Tokyo, Japan	8	8	9	9
Deutsche Bank, Brussels, Belgium	20	23	29	23
Deutsche Bank, Frankfurt, Germany	31	30	31	35
Deutsche Bank, Amsterdam, Netherlands	2	8	3	8
Deutsche Bank, Paris, France	6	6	6	6
Deutsche Bank, Spain	1	-	1	-
Deutsche Bank, Zurich, Switzerland	9	11	9	12
Deutsche Bank, UK	26	-	26	-
HSBC Bank PLC, Croydon, UK	97	60	163	91
ICICI Bank UK Ltd., London, UK	-	9	-	17
Nordbanken, Stockholm, Sweden	1	-	2	-
Royal Bank of Canada, Toronto, Canada	10	15	10	16
Svenska Handels Bank, Stockholm, Sweden	1	1	1	2
UFJ Bank, Tokyo, Japan	3	1	5	1
ICICI Bank - Toronto, Canada	-	-	-	8

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 37 crore as at March 31, 2007 (as at March 31, 2006 Rs. 25 crore).

22.2.14. Loans and advances
 "Advances" mainly comprises prepaid travel and per-diem expenses and advances to vendors.
Deposits with financial institutions and body corporate:-

in Rs. crore
Particulars	As at
	March 31, 2007	March 31, 2006
Deposits with financial institutions and Body Corporate:
Housing Development Finance Corporation Limited ("HDFC")	-	500
GE Capital Services India Limited	143	-
Life Insurance Corporation of India	132	80
	275	580
Interest accrued but not due (included above)	14	-

Maximum balance held as deposits with financial institutions and body corporate:-

in Rs. Crore
	Quarter ended		Half year ended
	March 31,		March 31,
	2007	2006	2007	2006
Deposits with financial institutions and Body Corporate:
Housing Development Finance Corporation Limited ("HDFC")	510	503	510	503
GE Capital Services India Limited	382	227	382	227
Life Insurance Corporation of India	132	80	132	80

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.15. Fixed assets
Profit / (loss) on disposal of fixed assets during the quarter and half year ended March 31, 2007 and 2006 are less than Rs. 1 crore and accordingly disclosed in note 22.3

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended		Half year ended
	March 31,		March 31,
	2007	2006	2007	2006
Charged during the period	12	39	20	56

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2007.

22.2.16. Details of Investments

in Rs. crore
Particulars	As at
	March 31, 2007	March 31, 2006
Long- term investments
CiDRA Corporation, USA
Nil (14,124) Series D convertible preferred stock at US$ 90 each, fully paid, par value US$ 0.01 each	-	5
Nil (72,539) Class A common stock, par value US$ 0.001 each	-	-
Nil (2,139) Non voting redeemable preferred stock, par value US$ 0.01 each	-	-
CyVera Corporation, USA
Nil (25,641) , Series A preferred stock par value US$0.001	-	-
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	9	9
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	-	-
684 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	-	-
Illumina Inc.
Nil (758) common stock at USD 0.01 per share	-	-
	11	16
Less: Provision for investment	11	14
	-	2

Current investments - Liquid Mutual Funds

in Rs. crore
Particulars	Number of units as at		Amount as at
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006
Birla Cash Plus - Institutional Premium	-	9,94,77,727	-	100
CanLiquid Fund - Institutional Plan	-	5,97,28,831	-	60
DBS Chola Liquid Institutional Plus	-	4,63,08,937	-	54
ING Vysya Liquid Fund Institutional Plan	-	7,88,74,225	-	79
Sundaram BNP Paribas Money Fund Super Institutional Plan	-	2,96,83,287	-	30
UTI Liquid Cash Plan Institutional Plan	-	14,77,424	-	150
TATA Liquid Super High Investment Fund	-	13,31,587	-	150
LICMF Liquid Fund	-	55,451,349	-	61
			-	684
At cost			-	624
At fair value			-	60
			-	684

Details of investments in and disposal of securities during the quarter and half year ended March 31, 2007 and 2006:-

in Rs. crore
	Quarter ended		Half year ended
Particulars	March 31,		March 31,
	2007	2006	2007	2006
Investment in securities
Subsidiaries	96	9	96	9
Long-term investments	-	-	-	-
Liquid Mutual funds	860	-	1,450	191
	956	9	1,546	200
Redemption / Disposal of Investment in securities
Long-term investments	-	-	-	-
Liquid Mutual funds	2,910	1,443	4,149	1,763
	2,910	1,443	4,149	1,763
Net movement in investments	(1,954)	(1,434)	(2,603)	(1,563)

Investment purchased and sold during the half year ended March 31, 2007:-

in Rs. crore
Name of the fund	Face value Rs /-	Units	Cost
Reliance Liquidity Fund - Treasury Plan	10	4,68,48,062	50
Deutsche Institutional Plan	10	13,50,18,330	135
Birla Cash Plus fund-Institutional Plan	10	22,42,56,079	225
Principal Liquid Option - Institutional Plan-Monthly Dividend	10	4,98,69,342	50
LICMF Liquid Fund - Dividend Plan	10	4,55,36,926	50
ICICI Institutional Liquid Plan - Monthly Dividend Option	10	2,98,74,527	30
Kotak Liquid Institutional Premium	10	2,98,83,157	30
Grindlays Cash Fund - Institutional Plan - Periodic dividend	1,000	4,99,309	50
Tata Liquid Super high Inv Fund - Monthly Dividend	1,000	4,34,678	50
Fidelity Cash Fund-Suoer Institutional Plan - Monthly Dividend	10	99,06,483	10
DSP Merrill Lynch Liquid Fund	1,000	12,49,750	125
HDFC Liquid Fund - Premium Plus Plan	10	6,43,98,239	80
HSBC Liquid Fund	10	4,98,28,590	50
ING VYSYA Liquid Fund	10	4,95,50,576	50
JM High Liquidity Fund - Super institutional Plan	10	2,46,51,429	25
SBI -Magnum Institutional Income Saving	10	9,45,70,696	100
Sundaram Money Fund	10	4,92,01,944	50
Templeton India Treasury Mang Acct Inst Plan	1,000	9,83,683	100
UTI Liquid Cash Plan - Institutional Plan	1,000	18,51,761	190

Particulars of investments made during the quarter and half year ended March 31, 2007 and 2006:-

in Rs. crore
Particulars of investee companies	Quarter ended		Half year ended
	March 31,		March 31,
	2007	2006	2007	2006
Infosys Consulting Inc., USA	-	9	-	9
Infosys China	14	-	14	-
Infosys BPO Ltd	82	-	82	-
	96	9	96	9

Investments in Infosys BPO

Buy-back of shares and options
In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys has paid an aggregate of Rs 71 crore for the purchase of shares and options and granted 151,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore.  Accordingly, the investment in Infosys BPO has increased by Rs 83 crore and reserves have increased by 12 crore.

Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs 22 crore by February, 2008. The same will be accounted as investments on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys holding in Infosys BPO would be 99.98%

Conversion of Cumulative Preference shares in Infosys BPO Ltd

Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed  the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis)  of CIFC in Infosys BPO for a consideration amounting to Rs. 530 crore (US$ 115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore was remitted to CIFC on the same date.
Provisions for investments
The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on trade investments during the quarter and half year ended March 31, 2007 amounted to Rs. Nil and Rs. Nil respectively (for the quarter and half year ended March 31, 2006 Rs. Nil and Rs. Nil respectively).

The company provided Rs. 1 crore and Rs. Nil during the year ended on March 31, 2007 and 2006 on revision of the carrying amount of non-trade current investments to fair value.

22.2.17. Segment reporting
The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments.  Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment.  Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably.  The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.  Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client.  North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments
Quarter ended March 31, 2007 and 2006:-

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,329	471	742	403	610	3,555
	884	373	386	264	586	2,493
Identifiable operating expenses	570	189	313	168	273	1,513
	401	165	152	108	249	1,075
Allocated expenses	335	118	187	101	153	894
	218	92	95	65	144	614
Segmental operating income	424	164	242	134	184	1,148
	265	116	139	91	193	804
Unallocable expenses						133
						134
Operating income						1,015
						670
Other income (expense), net						121
						71
Net profit before tax						1,136
						741
Provision for taxation						12
						77
Net profit after tax						1,124
						664

Half year ended March 31, 2007 and 2006:-

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,674	926	1,334	782	1,293	7,009
	1,732	722	748	521	1,168	4,891
Identifiable operating expenses	1,126	387	570	317	555	2,955
	763	319	296	211	484	2,073
Allocated expenses	670	232	335	196	324	1,757
	420	174	180	126	282	1,182
Segmental operating income	878	307	429	269	414	2,297
	549	229	272	184	402	1,636
Unallocable expenses						262
						243
Operating income						2,035
						1,393
Other income (expense), net						181
						70
Net profit before tax						2,216
						1,463
Provision for taxation						134
						157
Net profit after tax						2,082
						1,306

Geographic segments

Quarter ended March 31, 2007 and 2006:-

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	2,244	921	55	335	3,555
	1,641	622	47	183	2,493
Identifiable operating expenses	967	354	9	183	1,513
	707	245	16	107	1,075
Allocated expenses	564	232	14	84	894
	404	154	11	45	614
Segmental operating income	713	335	32	68	1,148
	530	223	20	31	804
Unallocable expenses					133
					134
Operating income					1,015
					670
Other income (expense), net					121
					71
Net profit before tax					1,136
					741
Provision for taxation					12
					77
Net profit after tax					1,124
					664

Half year ended March 31, 2007 and 2006:-

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	4,442	1,827	120	620	7,009
	3,218	1,212	82	379	4,891
Identifiable operating expenses	1,908	691	21	335	2,955
	1,370	468	34	201	2,073
Allocated expenses	1,113	459	30	155	1,757
	778	294	19	91	1,182
Segmental operating income	1,421	677	69	130	2,297
	1,070	450	29	87	1,636
Unallocable expenses					262
					243
Operating income					2,035
					1,393
Other income (expense), net					181
					70
Net profit before tax					2,216
					1,463
Provision for taxation					134
					157
Net profit after tax					2,082
					1,306

22.2.18. Provision for doubtful debts
Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date.  As at March 31, 2007 the company has provided for doubtful debts of Rs. 7 crore (Rs. 2 crore as at March 31, 2006) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.19. Dividends remitted in foreign currencies
The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:-

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended		Half year ended
		March 31,		March 31,
		2007	2006	2007	2006
Interim dividend for fiscal 2006*	7,61,02,422	-	-	-	25
Interim dividend for fiscal 2007	7,76,06,280	39	-	39
* Adjusted for bonus issue

22.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 10, 2006, the shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was July 14, 2006 and shares were allotted on July 15, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Quarter ended		Half year ended
Particulars	March 31,		March 31,
	2007	2006	2007	2006
Number of shares considered as basic weighted average shares outstanding	56,27,77,938	55,02,19,814	55,99,06,168	54,88,81,382
Add: Effect of dilutive issues of shares/stock options	99,53,862	1,44,14,772	1,13,47,172	1,50,64,840
Number of shares considered as weighted average shares and potential shares outstanding	57,27,31,800	56,46,34,586	57,12,53,340	56,39,46,222

22.2.21  Intellectual Property Rights
Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US$ 4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the half year ending March 31, 2007, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability in books amounts to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other Income.

22.2.22  Gratuity Plan

Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9  crore.  As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. crores
Particulars	As at
March 31, 2007
Obligations at period beginning	180
Service Cost	44
Interest cost	14
Actuarial (gain)/loss	(17)
Benefits paid	-
Obligations at period end	221
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	167
Expected return on plan assets	16
Actuarial gain/(loss)	3
Contributions	52
Benefits paid	(17)
Plans assets at period end, at fair value	221
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	221
Present value of the defined benefit obligations at the end of the period	221
Asset recognized in the balance sheet	-
Gratuity cost for the period
Service cost	44
Interest cost	14
Expected return on plan assets	(16)
Actuarial (gain)/loss	(3)
Net gratuity cost	39
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Actual return on plan assets:	19
Assumptions
Interest rate	7.99%
Estimated rate of return on plan assets	7.99%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

22.2.23 Cash flow statement

22.2.23.a
The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2007 (Rs. 3 crore as at March 31, 2006) set aside for payment of dividends.

22.2.23.b Restricted Cash

Deposits with financial institutions and body corporate as at March 31, 2007 include an amount of Rs. 132 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crores
Schedule	Description	As at
		March 31, 2007	March 31, 2006
3	Fixed assets
	Deductions/retirements
	Land - free-hold	-	0.01
	Buildings	-	0.80
	Plant and Machinery	0.34	-
	Furniture and Fixtures	0.15	-
	Depreciation & Amortization
	For the period
	Vehicles	1.00	0.19
	Deductions/retirements
8	Unsecured, considered doubtful
	Loans and advances to employees	1.02	0.44
	Provision for doubtful loans and advances to employees	1.02	0.44
22.2.6	Computers on operating lease to Infosys BPO
	- Net Book Value	0.08	0.17
22.2.13	Cash on Hand	0.02	-
	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.04	-
	- Bank of China, Beijing China	-	0.02
	- Citibank NA, Singapore	0.03	0.19
	- Citibank NA, Thailand	0.16	-
	- Citibank NA, Tokyo, Japan	-	1.19
	- Citibank NA, Sharjah, UAE	-	0.04
	-Deutsche Bank, Zurich, Switzerland	0.21	6.34
	- Nordbanken, Stockholm, Sweden	0.05	0.09
	- Svenska Handels Bank, Stockholm, Sweden	0.01	0.51
	- UFJ Bank, Tokyo, Japan	0.06	0.09
22.2.14	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions	14.00	0.10
22.2.16	Long- term investments
	Onmobile (common stock)	0.19	0.19
	Onmobile (Series A - voting)	0.19	0.19

Profit & Loss Items

in Rs. crores
		Quarter ended		Half year ended
Schedule	Description	March 31,		March 31,
		2007	2006	2007	2006
Profit & Loss account
	Provision for investments	(0.97)	(0.60)	(0.77)	(0.87)
12	Selling & Marketing expenses
	Contribution to Provident and other funds	0.51	0.27	1.01	0.59
	Staff welfare	0.51	0.56	1.20	1.05
	Consumables	0.06	0.06	0.13	0.12
	Software packages for own use	0.07	0.14	0.08	0.14
	Communication expenses	0.25	0.12	0.43	0.32
	Printing and stationery	0.44	0.37	0.94	0.65
	Office maintenance	0.04	0.05	0.13	0.08
	Computer Maintenance	0.01	-	0.04	-
	Insurance charges	-	-	-	0.02
	Sales promotion expenses	0.68	0.47	1.07	0.79
13	General and Administration expenses
	Provision for doubtful loans and advances	0.44	0.05	0.49	0.31
	Overseas group health insurance	(0.06)	-	0.08	-
	Commission to non-whole time directors	0.39	0.44	0.85	0.77
	Freight charges	0.30	0.24	0.49	0.39
	Bank charges and commission	0.25	0.25	0.37	0.53
	Research grants	-	0.30	-	0.65
	Auditor's remuneration
	Statutory audit fees	0.13	0.10	0.27	0.25
	Others	0.03	0.03	0.04	0.03
	Out of Pocket Expenses	-	0.01	-	0.02
22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.44	0.05	0.49	0.31
	Commission to non-whole time directors	0.39	0.44	0.85	0.77
	Sales promotion expenses	0.68	0.47	1.07	0.79
	Freight charges	0.30	0.24	0.49	0.39
	Bank charges and commission	0.25	0.25	0.37	0.53
	Auditor's remuneration
	Statutory audit fees	0.13	0.10	0.27	0.25
	Others	0.03	0.03	0.04	0.03
	Out of Pocket Expenses	-	0.01	-	0.02
	Research grants	-	0.30	-	0.65
22.2.4	Imports (valued on the cost, insurance and freight basis)
	Software packages	4.80	0.21	4.98	4.27
22.2.7	Related party transactions
	Revenue transactions:
	Sales of services-Infosys BPO (including Infosys BPO s.ro)	0.49	1.00	1.45	11.00
	Sales of services-Infosys Consulting	0.28	0.77	1.11	1.32
	Purchase of shared services including facilities and personnel	0.33	-	0.33	-
22.2.9	Research and development expenditure
	Capital expenditure	0.01	-	0.01	0.16
22.2.13.	Maximum balance with non-scheduled banks
	- ABN Amro Bank, Copenhagen Denmark	0.11	-	0.11	-
	- Bank of China, Beijing China	-	0.03	-	0.04
	- Citibank NA, Hongkong	-	0.26	-	0.47
	- Citibank NA, Singapore	0.10	0.22	0.14	0.25
	- Citibank NA, Thailand	0.16	-	0.16	-
	- Citibank NA, Sharjah, UAE	0.08	0.13	0.14	0.16
	- Nordbanken, Stockholm, Sweden	-	0.14	-	0.14
	- Bank of Tokyo- Mitsubishi UFJ, Ltd., Japan	-	0.85	-	0.85
22.2.15.	Profit / (loss) on disposal of fixed assets
	Profit on disposal of fixed assets, included in miscellaneous income	0.04	0.24	0.10	0.35
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.02)	(0.17)	(0.03)	(0.42)
	Profit/(Loss) on disposal of fixed assets,net	0.02	0.07	0.07	(0.07)

Cash Flow Statement Items

in Rs. crores
Schedule	Description	Quarter ended		Half year ended
		March 31,		March 31,
		2007	2006	2007	2006
Cash flow	(Profit)/ loss on sale of fixed assets	0.02	0.07	0.07	(0.07)
statement	Provision for investments	(0.97)	(0.60)	(0.77)	(0.87)
	Proceeds on disposal of fixed assets	0.14	-	0.24	-

Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.
Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended March 31, 2007 (figures in italics are corresponding to the quarter and half year ended March 31, 2006) :

in Rs. crores
Name	Salary	Contributions	Perquisites	Total
		to provident and other funds	and incentives	Remuneration
Chairman and Chief Mentor
N R Narayana Murthy *	-	-	-	-
	0.03	0.01	0.06	0.10
	-	-	-	-
	0.06	0.02	0.11	0.19
Chief Executive Officer and Managing Director
Nandan M Nilekani	0.04	0.01	0.09	0.14
	0.03	0.01	0.06	0.10
	0.08	0.02	0.14	0.24
	0.06	0.02	0.11	0.19
President, Chief Operating Officer and Joint Managing Director
S Gopalakrishnan	0.04	0.01	0.09	0.14
	0.03	0.01	0.06	0.10
	0.08	0.02	0.14	0.24
	0.06	0.02	0.11	0.19
Whole-time Directors
K Dinesh	0.03	0.01	0.09	0.13
	0.03	0.01	0.06	0.10
	0.07	0.02	0.14	0.23
	0.06	0.02	0.11	0.19
S D Shibulal
	0.04	0.01	0.09	0.14
	0.03	0.01	0.09	0.13
	0.06	0.02	0.13	0.21
	0.26	0.01	0.16	0.43
T V Mohandas Pai
	0.06	0.02	0.16	0.24
	0.05	0.02	0.12	0.19
	0.12	0.04	0.25	0.41
	0.10	0.04	0.24	0.38
Srinath Batni
	0.05	0.01	0.13	0.19
	0.04	0.02	0.11	0.17
	0.10	0.02	0.20	0.32
	0.08	0.04	0.22	0.34
Chief Financial Officer
V Balakrishnan	0.04	0.01	0.13	0.18
	0.03	0.01	0.08	0.12
	0.08	0.02	0.29	0.39
	0.06	0.02	0.17	0.25
* Wholetime director till August 20, 2006

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.05	-	-	0.05
	0.06	-	-	0.06
	0.11	-	-	0.11
	0.11	-	-	0.11
Prof.Marti G Subrahmanyam	0.04	-	0.06	0.10
	0.06	-	0.03	0.09
	0.09	-	0.06	0.15
	0.10	-	0.05	0.15
Philip Yeo	-	-	-	-
	-	-	-	-
	-	-	-	-
	-	-	-	-
David L Boyles	0.04	-	-	0.04
	0.06	-	-	0.06
	0.09	-	-	0.09
	0.09	-	-	0.09
Dr.Omkar Goswami	0.04	-	-	0.04
	0.06	-	-	0.06
	0.09	-	0.01	0.10
	0.10	-	-	0.10
Sen. Larry Pressler	0.01	-	-	0.01
	0.05	-	-	0.05
	0.01	-	-	0.01
	0.09	-	-	0.09
Rama Bijapurkar	0.04	-	-	0.04
	0.05	-	-	0.05
	0.09	-	-	0.09
	0.09	-	-	0.09
Claude Smadja	0.04	-	0.03	0.07
	0.04	-	0.03	0.07
	0.09	-	0.07	0.16
	0.08	-	0.03	0.11
Sridar A Iyengar	0.04	-	0.05	0.09
	0.06	-	-	0.06
	0.09	-	0.05	0.14
	0.10	-	-	0.10
Jeffrey Lehman	0.03	-	-	0.03
	-	-	-	-
	0.08	-	-	0.08
	-	-	-	-
N R Narayana Murthy *	0.05	-	-	0.05
	-	-	-	-
	0.11	-	-	0.11
	-	-	-	-
* Appointed as Additional Director effective August 21, 2006

AUDITORS' REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at March 31, 2007, the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India.  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003, as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;
(e)	on the basis of written representations received from the directors, as on March 31, 2007, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2007 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956;
(f)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2007;
(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Bangalore
April 13, 2007

ANNEXURE TO THE AUDITORS' REPORT

The Annexure referred to in the auditors' report to the members of Infosys Technologies Limited (the Company) for the year ended March 31, 2007.  We report that:

1.	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years.  In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.  No material discrepancies were noticed on such verification.

Fixed assets disposed of during the year were not substantial, and therefore, do not affect the going concern assumption.
2.

The Company is a service company, primarily rendering information technology services.  Accordingly it does not hold any physical inventories. Accordingly, paragraph 4(ii) of the Order is not applicable.

3.

The Company has neither granted nor taken any loans, secured or unsecured, to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.  Accordingly, paragraph 4(iii) of the Order is not applicable.

4.

In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and the sale of services.  The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

5.

In our opinion, and according to the information and explanations given to us, there are no contracts or arrangements, the particulars of which need to be entered into the register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(v) of the Order is not applicable.

6.	The Company has not accepted any deposits from the public. Accordingly, paragraph 4(vi) of the Order is not applicable.
7.	In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.
8.

The Central Government has not prescribed the maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 for any of the services rendered by the Company.  Accordingly, paragraph 4(viii) of the Order is not applicable.

9.

According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax, Customs duty and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities.  As explained to us, the Company did not have any dues on account of Employees' State Insurance and Excise duty.

Further, since the Central Government has till date not prescribed the amount of cess payable under section 441A of the Companies Act, 1956, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Cess and other material statutory dues were in arrears as at March 31, 2007 for a period of more than six months from the date they became payable.

According to the information and explanations given to us, there are no dues of Income tax, Sales tax, Wealth tax, Service tax, Customs duty and Cess which have not been deposited with the appropriate authorities on account of any dispute.

10.

The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year. Accordingly, paragraph 4(x) of the Order is not applicable.

11.	The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year. Accordingly, paragraph 4(xi) of the Order is not applicable.
12.	The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, paragraph 4(xii) of the Order is not applicable.
13.

In our opinion and according to the information and explanations given to us, the Company is not a chit fund or a nidhi/ mutual benefit fund/ society. Accordingly, paragraph 4(xiii) of the Order is not applicable.

14.

According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, paragraph 4(xiv) of the Order is not applicable.

15.

According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, paragraph 4(xv) of the Order is not applicable.

16.	The Company did not have any term loans outstanding during the year. Accordingly, paragraph 4(xvi) of the Order is not applicable.
17.	The Company has not raised any funds on short-term basis. Accordingly, paragraph 4(xvii) of the Order is not applicable.
18.

The Company has not made any preferential allotment of shares to companies/firms/parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, paragraph 4(xviii) of the Order is not applicable.

19.	The Company did not have any outstanding debentures during the year. Accordingly, paragraph 4(xix) of the Order is not applicable.
20.	The Company has not raised any money by public issues during the year. Accordingly, paragraph 4(xx) of the Order is not applicable.
21.	According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Bangalore
April 13, 2007

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	Schedule	March 31, 2007	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	138
Reserves and surplus	2	10,876	6,759
		11,162	6,897
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		3,889	2,837
Less: Accumulated depreciation		1,739	1,275
Net book value		2,150	1,562
Add: Capital work-in-progress		957	571
		3,107	2,133
INVESTMENTS	4	839	876
DEFERRED TAX ASSETS	5	79	56
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	2,292	1,518
Cash and bank balances	7	5,507	3,279
Loans and advances	8	1,162	1,252
		8,961	6,049
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,162	808
Provisions	10	662	1,409
NET CURRENT ASSETS		7,137	3,832
		11,162	6,897
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President,	Director
Membership No. 32815	and Chief Mentor	and Managing Director	Chief Operating Officer and
Joint Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Claude Smadja	Sridar A. Iyengar
	Director	Director	Director	Director

	David L Boyles	Jeffrey Lehman	S. D. Shibulal	K. Dinesh
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan	Parvatheesam K.
April 13, 2007	Director	Director	Chief Financial Officer	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the		Year ended
	Schedule	March 31,
		2007	2006
Income from software services and products		13,149	9,028
Software development expenses	11	7,278	4,887
GROSS PROFIT		5,871	4,141
Selling and marketing expenses	12	719	499
General and administration expenses	13	927	653
		1,646	1,152
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		4,225	2,989
Interest		-	-
Depreciation		469	409
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		3,756	2,580
Other income, net	14	375	144
Provision for investments		2	-
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		4,129	2,724
Provision for taxation (refer to note 22.2.12)	15	352	303
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS		3,777	2,421
Income on sale of Investments, net of taxes (refer to note 22.2.22)		6	-
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS		3,783	2,421
Balance Brought Forward		2,195	1,428
Less: Residual dividend paid		4	-
Dividend tax on the above		1	-
		2,190	1,428
AMOUNT AVAILABLE FOR APPROPRIATION		5,973	3,849
Dividend
Interim		278	177
Final		371	234
Silver Jubilee special dividend		-	827
Total dividend		649	1,238
Dividend tax		102	174
Amount transferred to general reserve		378	242
Balance in profit and loss account		4,844	2,195
		5,973	3,849
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional Items
Basic		67.82	44.34
Diluted		66.33	43.10
After exceptional Items
Basic		67.93	44.34
Diluted		66.44	43.10
Number of shares used in computing earnings per share
Basic		55,68,52,339	54,59,89,022
Diluted		56,93,42,694	56,16,56,620
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
* Refer to note 22.2.20

The schedules referred to above are an integral part of the profit and loss account

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President,	Director
Membership No. 32815	and Chief Mentor	and Managing Director	Chief Operating Officer and
Joint Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Claude Smadja	Sridar A. Iyengar
	Director	Director	Director	Director

	David L Boyles	Jeffrey Lehman	S. D. Shibulal	K. Dinesh
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan	Parvatheesam K.
April 13, 2007	Director	Director	Chief Financial Officer	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Cash Flow Statement for the		Year ended
		March 31,
	Schedule	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional items		4,129	2,724
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		469	409
Interest and dividend income		(298)	(203)
Profit on sale of liquid mutual funds		(11)	-
Provision for investments		2	-
Effect of exchange differences on translation of foreign currency cash and cash equivalents		4	(7)
Changes in current assets and liabilities
Sundry debtors		(774)	(265)
Loans and advances	16	(191)	(94)
Current liabilities and provisions	17	347	221
Income taxes paid	18	(421)	(476)
NET CASH GENERATED BY OPERATING ACTIVITIES		3,256	2,309
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(1,443)	(1,048)
Proceeds on disposal of fixed assets		-	-
Payment for intellectual property rights (refer to note 22.2.21)		14	-
Investment in subsidiaries (refer to note 22.2.16)		(635)	(31)
Investments in securities (refer to note 22.2.16)	20	695	484
Interest and dividend income		298	203
Cash flow from investing activities before exceptional items		(1,071)	(392)
Proceeds on sale of Long Term Investments (Net of taxes) (refer to note 22.2.22)		6	-
NET CASH USED IN INVESTING ACTIVITIES		(1,065)	(392)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		1,216	574
Dividends paid during the period		(1,343)	(352)
Dividend Tax paid during the period		(189)	(50)
NET CASH USED IN FINANCING ACTIVITIES		(316)	172
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(4)	7
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		1,871	2,096
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		3,779	1,683
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	5,650	3,779

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President,	Director
Membership No. 32815	and Chief Mentor	and Managing Director	Chief Operating Officer and
Joint Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Claude Smadja	Sridar A. Iyengar
	Director	Director	Director	Director

	David L Boyles	Jeffrey Lehman	S. D. Shibulal	K. Dinesh
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan	Parvatheesam K.
April 13, 2007	Director	Director	Chief Financial Officer	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		March 31, 2007	March 31, 2006
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (30,00,00,000) equity shares	300	150
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	138
	57,12,09,862 (27,55,54,980) equity shares fully paid up
	[Of the above, 53,53,35,478 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	138
	Forfeited shares amounted to Rs.1,500 (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.11
	* Also refer to note 22.2.20 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account - As at April 1,	1,543	900
	Add: Receipts on exercise of employee stock options	1,206	571
	Income tax benefit arising from exercise of stock options	19	72
		2,768	1,543
	General reserve - As at April 1,	3,015	2,773
	Less: Gratuity transitional liability (refer to note 22.2.23)	9	-
	Less: Capitalized on issue of bonus shares	138	-
	Add: Transferred from the Profit and Loss Account	378	242
	Add: Fair value of employee options issued in exchange of Infosys BPO options (refer to note 22.2.16)	12	-
		3,258	3,015
	Balance in Profit and Loss Account	4,844	2,195
		10,876	6,759

in Rs. crore except as otherwise stated
Schedules to the Balance Sheet

3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at	Additions	Deductions/	As at	As at	For the	Deductions/	As at	As at	As at
		April 1,	during the year	Retirement during	March 31,	April 1,	Period	Retirement during	March 31,	March 31,	March 31,
		2006		the year	2007	2006		the year	2007	2007	2006

	Land : free-hold	34	42	-	76	-	-	-	-	76	34
	leasehold	104	32	41	95	-	-	-	-	95	104
	Buildings*	1,022	449	-	1,471	179	87	-	266	1,205	843
	Plant and machinery*	559	201	-	760	305	109	-	414	346	254
	Computer equipment*	700	249	5	944	516	203	5	714	230	184
	Furniture and fixtures*	417	124	-	541	275	69	-	344	197	142
	Vehicles	1	1	-	2	-	1	-	1	1	1
		2,837	1,098	46	3,889	1,275	469	5	1,739	2,150	1,562
	Previous year	2,183	799	145	2,837	1,006	409	140	1,275	1,562
	Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

	* Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 22.2.6 for details in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2007	March 31, 2006

4	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments
	In subsidiaries
	Infosys BPO Ltd, India**
	3,34,61,902 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	637	25
	Infosys Technologies (China) Co. Limited	46	23
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	2,00,00,000 (1,70,00,000) common stock of US $1.00 par value, fully paid	90	76
		839	190
	In other investments*	11	16
	Less: Provision for investments	11	14
		-	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual fund units *	-	684
		839	876
	Aggregate amount of unquoted investments	839	876
	* Refer to note 22.2.16 for details of investments
	** Investments include 17,37,092 options in Infosys BPO
5	DEFERRED TAX ASSETS
	Fixed assets	69	54
	Sundry debtors	3	2
	Others	7	-
		79	56
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	15	8
	Other debts
	Unsecured
	considered good**	2,292	1,518
	considered doubtful	7	2
		2,314	1,528
	Less: Provision for doubtful debts	22	10
		2,292	1,518
	* Includes dues from companies where directors are interested	7	2
	** Includes dues from subsidiaries	2	-
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks in Indian Rupees
	In current accounts *	302	169
	In deposit accounts	4,827	2,735
	Balances with non-scheduled banks in foreign currency **
	In current accounts	378	375
		5,507	3,279
	*Includes balance in unclaimed dividend account	2	3
	**Refer to note 22.2.13 for details of balances in non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 22.2.7)	22	14
	Advances
	prepaid expenses	28	27
	for supply of goods and rendering of services *	3	9
	others	20	14
		73	64
	Unbilled revenues	312	203
	Advance income tax	352	267
	Loans and advances to employees
	housing and other loans	42	49
	salary advances	63	61
	Electricity and other deposits	20	16
	Rental deposits	10	12
	Deposits with financial institution and body corporate (refer to note 22.2.14)	275	580
	Mark to Market on options/ forward contracts	15	-
		1,162	1,252
	Unsecured, considered doubtful
	Loans and advances to employees	1	-
		1,163	1,252
	Less: Provision for doubtful loans and advances to employees	1	-
		1,162	1,252
	* Includes advances to subsidiary company	-	6
9	CURRENT LIABILITIES
	Sundry creditors
	goods and services *	23	6
	accrued salaries and benefits
	salaries	28	6
	bonus and incentives	208	233
	unavailed leave	120	80
	for other liabilities
	provision for expenses	281	166
	retention monies	23	13
	withholding and other taxes payable	172	82
	for purchase of intellectual property rights	-	19
	Mark to market on options/ forward contracts	-	2
	Due to option holders of Infosys BPO	2	-
	others	4	3
		861	610
	Advances received from clients	4	7
	Unearned revenue	295	188
	Unclaimed dividend	2	3
		1,162	808
	*Includes dues to subsidiary companies (refer to note22.2.7)
10	PROVISIONS
	Proposed dividend	371	1,061
	Provision for
	tax on dividend	63	149
	income taxes *	207	187
	post-sales client support and warranties	21	12
		662	1,409
* Refer to note 22.2.12

in Rs. crore
Schedules to Profit and Loss Account for the		Year ended
		March 31,
		2007	2006
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	5,396	3,687
	Overseas group health insurance	101	45
	Contribution to provident and other funds	143	86
	Staff welfare	41	28
	Technical sub-contractors - subsidiaries	633	367
	Technical sub-contractors - others	231	125
	Overseas travel expenses	283	232
	Visa charges and others	109	65
	Software packages
	for own use	192	134
	for service delivery to clients	25	29
	Communication expenses	52	48
	Computer maintenance	21	19
	Consumables	22	16
	Rent	17	12
	Provision for post-sales client support and warranties	12	(6)
		7,278	4,887
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	442	286
	Overseas group health insurance	3	4
	Contribution to provident and other funds	2	1
	Staff welfare	3	1
	Overseas travel expenses	92	59
	Visa charges and others	2	9
	Traveling and conveyance	3	3
	Commission and earnout charges	24	26
	Brand building	69	46
	Professional charges	23	26
	Rent	16	13
	Marketing expenses	25	12
	Telephone charges	6	6
	Communication expenses	1	1
	Printing and stationery	2	2
	Advertisements	3	2
	Office maintenance	-	-
	Sales promotion expenses	2	1
	Consumables	-	-
	Software packages
	for own use	1	-
	Computer maintenance	-	-
	Power and fuel	-	-
	Insurance charges	-	-
	Rates and taxes	-	-
	Bank charges and commission	-	-
	Miscellaneous expenses	-	1
		719	499
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	172	125
	Overseas group health insurance	-	2
	Contribution to provident and other funds	11	8
	Professional charges	137	94
	Telephone charges	106	76
	Power and fuel	88	62
	Traveling and conveyance	85	63
	Overseas travel expenses	15	11
	Visa charges and others	2	3
	Office maintenance	95	66
	Guest house maintenance*	2	1
	Insurance charges	27	22
	Printing and stationery	13	9
	Donations	21	17
	Rent	14	9
	Advertisements	8	13
	Repairs to building	23	16
	Repairs to plant and machinery	15	11
	Rates and taxes	24	9
	Professional membership and seminar participation fees	9	9
	Postage and courier	8	6
	Books and periodicals	5	5
	Provision for bad and doubtful debts	24	9
	Provision for doubtful loans and advances	1	-
	Commission to non-whole time directors	2	1
	Freight charges	1	1
	Bank charges and commission	1	1
	Research grants	13	1
	Auditor's remuneration
	statutory audit fees	-	-
	certification charges	-	-
	others	-	-
	out-of-pocket expenses	-	-
	Miscellaneous expenses (refer to note 22.2.15)	5	3
		927	653
	*For non training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	182	132
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	116	71
	Miscellaneous income (refer to note 22.2.15)	35	18
	Exchange gains / (losses)	42	(77)
		375	144
	*includes tax deducted at source	31	21
15	PROVISION FOR TAXATION
	Income taxes*	375	325
	Deferred taxes	(23)	(22)
		352	303
	*Refer to note 22.2.12

in Rs. crore
Schedules to Cash Flow Statements for the		Year ended
		March 31,
		2007	2006
16	CHANGE IN LOANS AND ADVANCES

	As per the Balance Sheet*	1,162	1,252
	Add:Gratutity transitional liability (refer to Note 22.2.23)	9	-
	Less: Deposits with financial institutions and body corporates
	included in cash and cash equivalents	(143)	(500)
	Advance income taxes separately considered	(352)	(267)
		676	485
	Less: Opening balance considered	(485)	(391)
		191	94
	* includes loans to subsidiary
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet**	1,822	2,217
	Less:Provisions separately considered in the cash flow statement
	Income taxes	(207)	(187)
	Dividends	(371)	(1,061)
	Dividend tax	(63)	(149)
		1,181	820
	Less: Opening balance considered*	(834)	(599)
		347	221
	*Adjusted for liability towards intellectual property rights (Refer to note 22.2.21)
	**Adjusted for dues to Option holders of Infosys BPO Rs 2 crore
18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	352	303
	Add:Increase in advance income taxes	85	(136)
	Increase/(Decrease) in deferred taxes	23	22
	Less: Income tax benefit arising from exercise of stock options	(19)	(72)
	(Increase)/Decrease in income tax provision	(20)	359
		421	476
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL
	WORK-IN-PROGRESS
	As per the Balance Sheet*	1,057	795
	Less: Opening Capital work-in-progress	(571)	(318)
	Add: Closing Capital work-in-progress	957	571
		1,443	1,048
	* Excludes Rs 41 crore (Rs 4 crore) towards movement of land from Leasehold to Freehold
20	INVESTMENTS IN SECURITIES *
	As per the Balance Sheet	839	876
	Add: Provisions on investments	2	-
		841	876
	Less: Investment in subsidiaries	(649)	(31)
	Profit on sale of liquid mutual funds	(11)	-
	Opening balance considered	(876)	(1,329)
		(695)	(484)
	* Refer to note 22.2.16 for investment and redemptions
21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	5,507	3,279
	Add: Deposits with financial institutions, included herein	143	500
		5,650	3,779

Schedules to the Financial Statements for the year ended March 31, 2007

22   Significant accounting policies and notes on accounts

Company overview
Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited, and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), formerly known as Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc., USA ("Infosys Consulting"), is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

22.1   Significant accounting policies

22.1.1   Basis of preparation of financial statements
The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI"), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

22.1.2   Use of estimates
The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3.   Revenue recognition
Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4   Expenditure
The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5   Fixed assets, intangible assets and capital work-in-progress
Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6  Depreciation and amortization
Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

22.1.7  Retirement benefits to employees

22.1.7.a   Gratuity
Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

22.1.7.b   Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c   Provident fund
Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8. Research and development
Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions
Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10 Forward contracts and options in foreign currencies
The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates.The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11.   Income tax
Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12.   Earnings per share
In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.

22.1.13.   Investments
Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14.   Cash flow statement
Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

22.2 Notes on accounts
Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 22.3. All exact amounts are stated with the suffix "/-".
One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

22.2.1. Aggregate expenses
The aggregate amounts incurred on certain specific expenses

in Rs. Crore
	Year ended
Particulars	March 31,
	2007	2006
Salaries and bonus including overseas staff expenses	6,010	4,098
Contribution to provident and other funds	156	95
Staff welfare
Staff welfare	44	29
Group health insurance and others	-	-
Overseas group health insurance	104	51
Overseas travel expenses	390	302
Visa charges and others	113	77
travelling and conveyance	88	66
Technical sub-contractors - subsidiaries	633	367
Technical sub-contractors - others	231	125
Software packages
for own use	193	134
for service delivery to clients	25	29
Professional charges	160	120
Telephone charges	112	82
Communication expenses	53	49
Power and fuel	88	62
Office maintenance	95	66
Guest house maintenance*	2	1
Commission and earnout charges	24	26
Brand building	69	46
Rent	47	34
Insurance charges	27	22
Computer maintenance	21	19
Printing and stationery	15	11
Consumables	22	16
Donations	21	17
Advertisements	11	15
Marketing expenses	25	12
Other miscellaneous expenses	-	-
Repairs to building	23	16
Repairs to plant and machinery	15	11
Rates and taxes	25	9
Professional membership and seminar participation fees	9	9
Postage and courier	8	6
Provision for post-sales client support and warranties	12	(6)
Books and periodicals	5	5
Provision for bad and doubtful debts	24	9
Provision for doubtful loans and advances	-	-
Commission to non-whole time directors	2	1
Sales promotion expenses	2	1
Freight charges	1	1
Bank charges and commission	1	1
Auditor's remuneration	-	-
statutory audit fees	-	-
certification charges	-	-
others	-	-
out-of-pocket expenses	-	-
Research grants	13	1
Miscellaneous expenses (refer to note 22.2.15)	5	4
	8,924	6,039
Fringe Benefit Tax (FBT) in India included in the above	17	12
*for non training purposes

22.2.2.  Capital commitments and contingent liabilities

in Rs. Crore
	As at
Particulars	March 31, 2007	March 31, 2006
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	655	509
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	2	2
Claims against the company, not acknowledged as debts*	15	14
(Net of Amount Rs. 238 (Rs. 138) crore paid to statutory authorities)
Forward contracts outstanding
In US$	US $ 165,000,000	US $ 100,000,000
(Equivalent approximate in Rs. crore)	711	445
In Euro	Euro 2,000,000	-
(Equivalent approximate in Rs. crore)	12	-
In GBP	£5,500,000	-
(Equivalent approximate in Rs. crore)	47	-
Range barrier options in US $	US $ 205,000,000	US $ 210,000,000
(Equivalent approximate in Rs. crore)	884	934
Euro Accelerator	Euro 24,000,000	Euro 3,000,000
(Equivalent approximate in Rs. crore)	138	16
Target Redemption structure (GBP)	£16,000,000	£3,000,000
(Equivalent approximate in Rs. crore)	136	23

* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs. 234 crore (Rs. 135 crore), including interest of Rs. 51 crore (Rs. 33 crore), upon completion of their tax review for fiscal 2002, fiscal 2003 and fiscal 2004. The amount also includes an amount of Rs 98 crore which was settled as of April 4, 2007 against tax refunds relating to earlier years. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

The company received the order of the appellate authority, the Commissioner of Income Tax (Appeals), Bangalore for the demand pertaining to fiscal 2002 and fiscal 2003 in April 2006 and August 2006 respectively. The position of the company has been substantially upheld by the appellate authority. For fiscal 2004, the matter is pending before the Commissioner of Income tax (Appeals), Bangalore.

As of the Balance Sheet date, the company has net foreign currency exposures that are not hedged by a derivative instrument or otherwise amounting to Rs. 995 crore.

22.2.3   Quantitative details
The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. Crore
	Year ended
Particulars	March 31,
	2007	2006

Capital goods	258	211
Software packages	8	8
	266	219

22.2.5. Activity in foreign currency

in Rs. Crore
	Year ended
Particulars	March 31,
	2007	2006
Earnings in foreign currency (on receipts basis)
Income from software services and products	12,143	8,649
Interest received on deposits with banks	13	6
Expenditure in foreign currency (on payments basis)
Travel expenses	363	285
Professional charges	70	47
Technical sub-contractors - subsidiaries	612	363
Other expenditure incurred overseas for software development	4,342	2,632
Net earnings in foreign currency (on the receipts and payments basis)	6,769	5,328

22.2.6. Obligations on long-term, non-cancelable operating leases
The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. Crore
	Year ended
Particulars	March 31,
	2007	2006
Lease rentals recognized during the period	47	34

in Rs. Crore
Lease obligations	As at
	March 31, 2007	March 31, 2006
Within one year of the balance sheet date	32	24
Due in a period between one year and five years	92	100
Due after five years	44	61
	168	185

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2007 and March 31, 2006 :

in Rs. Crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	46	9	37
	33	5	28
Plant and machinery	20	11	9
	16	7	9
Computers	2	2	-
	2	2	-
Furniture & fixtures	12	10	2
	11	8	3
Total	80	32	48
	62	22	40

The aggregate depreciation charged on the above for the years ended March 31, 2007 and 2006 amounted to Rs 10 crore and Rs 7 crore respectively.

The company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer Note 22.2.7). Lease Rental commitments from Infosys BPO:

in Rs. Crore
Lease rentals	As at
	March 31, 2007	March 31, 2006
Within one year of the balance sheet date	12	11
Due in a period between one year and five years	4	17
Due after five years	-	-
	16	28

The rental income from Infosys BPO for the year ended March 31, 2007 amounted to Rs. 17 crore (Rs 11 crore for the year ended March 31, 2006).

22.2.7.  Related party transactions

List of related parties:

Name of the related party	Country	Holding, as at
		March 31, 2007	March 31, 2006
Infosys BPO Limited**	India	98.92% #	71.74%
Infosys Technologies (Australia), Pty Limited	Australia	100%	100%
Infosys Technologies (China) Co. Limited	China	100%	100%
Infosys Consulting, Inc.	USA	100%	100%
Infosys BPO s. r. o *	Czech Republic	98.92% #	71.74%
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO Ltd.

**On December 8, 2006, the shareholders of Infosys BPO Limited ("Infosys BPO") approved a buy-back of upto 1,279,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 1,139,469 equity shares which were subsequently cancelled on December 29, 2006. Also refer to note 22.2.16

# Excludes deferred purchase of shares from shareholders of Infosys BPO of 3,60,417 shares

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.2.6, for the year ended March 31, 2007 and 2006 are as follows:

in Rs. Crore
Particulars	Year ended
	March 31,
	2007	2006
Capital transactions:

Financing transactions
Infosys China	23	-
Infosys Consulting	-	31
Rental deposit repaid
Infosys BPO	-	2
Loans
Infosys China	8	14
Revenue transactions:
Purchase of services
Infosys BPO (Including Infosys BPO s.r.o)	8	3
Infosys Australia	397	239
Infosys China	37	10
Infosys Consulting	189	116
Purchase of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	3	2
Interest Income
Infosys China	1	-
Sale of services
Infosys BPO (Including Infosys BPO s.r.o)	-	1
Infosys Australia	3	4
Infosys China	2	2
Infosys Consulting	3	3
Sale of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	19	14
Infosys Consulting	2	6

Details of amounts due to or due from and maximum dues from subsidiaries for the year ended March 31, 2007 and 2006 :

in Rs. Crore
Particulars	As at
	March 31, 2007	March 31, 2006
Loans and advances
Infosys China	22	20
Maximum balances of loans and advances
Infosys BPO (Including Infosys BPO s.r.o)	2	3
Infosys Australia	24	28
Infosys China	25	20
Infosys Consulting	14	-

During the year ended March 31, 2007, an amount of Rs. 19 crore (Rs. 13 crore for the year ended March 31, 2006 ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.8.  Transactions with key management personnel

Key Management personnel comprise directors and statutory officers.
Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2007 and 2006 have been detailed in Schedule 22.3 since the amounts are less than a crore.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is:

in Rs. crore
Particulars	Year ended
	March 31,
	2007	2006
Whole-time directors
Salary	1	2
Contributions to provident and other funds	-	-
Perquisites and incentives	3	2
Total remuneration	4	4
Non-Whole-time directors
Commission	2	1
Sitting fees	-	-
Reimbursement of expenses	-	-
Total remuneration	2	1

During the year ended March 31, 2007 and 2006, Infosys BPO has provided for commission of Rs. 0.12 and Rs 0.09 crore crore to a non-whole-time director of Infosys.

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:

in Rs. crore
Particulars	Year ended
	March 31,
	2007	2006
Net Profit after tax from Ordinary activities	3,777	2,421
Add:
Whole-time directors' remuneration	4	4
Directors' sitting fees	-	-
Commission to non-whole time-directors	2	1
Provision for bad and doubtful debts	24	9
Provision for doubtul loans and advances	1	-
Provision on investments	2	-
Depreciation as per books of accounts	469	409
Provision for taxation	352	303
	4,631	3,147
Less:
Depreciation as envisaged under Section 350 of the Companies Act*	469	409
Profit of a capital nature	-	-
Net profit on which commission is payable	4,162	2,738
Commission payable to non-whole-directors:
Maximum allowed as per the Companies Act, 1956 at 1%	42	27
Maximum approved by the share holders (0.5%)	21	14
Commission approved by the Board	2	1
* The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.

22.2.9.  Research and development expenditure

in Rs. Crore
	Year ended
Particulars	March 31,
	2007	2006
Revenue	167	102
	167	102

22.2.10.   Dues to small-scale industrial undertakings
As at March 31, 2007 and March 31, 2006, the company has no outstanding dues to small-scale industrial undertaking.

22.2.11.   Stock option plans
The company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")
The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Year ended
	March 31,
	2007	2006
Options outstanding, beginning of period	45,46,480	61,08,580
Granted	-	-
Less: exercised	22,91,213	13,71,404
forfeited	1,79,627	1,90,696
Options outstanding, end of period	20,75,640	45,46,480

1999 Stock Option Plan ("the 1999 Plan")
In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended
	March 31,
	2007	2006
Options outstanding, beginning of period	1,91,79,074	2,81,09,874
Granted	6,38,761	-
Less: exercised	1,78,08,689	85,97,458
forfeited	92,804	3,33,342
Options outstanding, end of period	19,16,342	1,91,79,074

The company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in note 22.2.20

22.2.12.   Income taxes
The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys' operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31,2009.
Infosys also has operations in a Special Economic Zone ("SEZs"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the year is net of the write back.

The current year tax provision includes a reversal of Rs 125 crores for liability no longer required for taxes payable in various overseas jurisdictions consequent to expiry of limitation period and completion of assessment by taxation authorities.

22.2.13.   Cash and bank balances
Details of balances as on balance sheet dates and the maximum balances during the period with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at
	March 31, 2007	March 31, 2006
In current accounts
ABN Amro Bank , Taipei, Taiwan	2	1
Bank of America, Palo Alto, USA	293	229
Citibank NA, Melbourne, Australia	36	39
Citibank NA, Tokyo, Japan	1	1
Deutsche Bank, Brussels, Belgium	13	8
Deutsche Bank, Frankfurt, Germany	4	21
Deutsche Bank, Amsterdam, Netherlands	2	4
Deutsche Bank, Paris, France	3	1
Deutsche Bank, Spain	1	-
Deutsche Bank, Zurich, Switzerland	-	6
Deutsche Bank, UK	5	-
HSBC Bank PLC, Croydon, UK	11	60
Royal Bank of Canada, Toronto, Canada	7	4
Svenska Handels Bank, Stockholm, Sweden	-	1

	378	375

in Rs. crore
Maximum balance with non-scheduled banks during the period	Year ended
	March 31,
	2007	2006
In current accounts
ABN Amro Bank , Taipei, Taiwan	2	2
Bank of America, Palo Alto, USA	573	391
Citibank NA, Melbourne, Australia	95	54
Citibank NA, Tokyo, Japan	30	36
Deutsche Bank, Brussels, Belgium	29	31
Deutsche Bank, Frankfurt, Germany	31	38
Deutsche Bank, Amsterdam, Netherlands	5	8
Deutsche Bank, Paris, France	6	6
Deutsche Bank, Spain	1	-
Deutsche Bank, Zurich, Switzerland	13	14
Deutsche Bank, UK	26	-
HSBC Bank PLC, Croydon, UK	237	91
ICICI Bank UK Ltd., London, UK	-	35
Nordbanken, Stockholm, Sweden	2	-
Royal Bank of Canada, Toronto, Canada	15	16
Svenska Handels Bank, Stockholm, Sweden	1	2
UFJ Bank, Tokyo, Japan	34	28
ICICI Bank - Toronto, Canada	-	11

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 37 crore as at March 31, 2007 (as at March 31, 2006 Rs. 25 crore).

22.2.14.   Loans and advances
 "Advances" mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and body corporate:-

in Rs. crore
Particulars	As at
	March 31, 2007	March 31, 2006
Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited ("HDFC")	-	500
GE Capital Services India Limited	143	-
Life Insurance Corporation of India	132	80
	275	580
Interest accrued but not due (included above)	14	-

Maximum balance held as deposits with financial institutions and body corporate:-

in Rs. crore
	Year ended
	March 31,
	2007	2006
Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited ("HDFC")	510	503
GE Capital Services India Limited	382	227
Life Insurance Corporation of India	132	106

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.15.   Fixed assets
Profit / (loss) on disposal of fixed assets during the years ended March 31, 2007 and 2006 is less than Rs. 1 crore and accordingly disclosed in note 22.3

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Year ended
	March 31,
	2007	2006
Charged during the period	26	65

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2007.

22.2.16. Details of Investments

in Rs. crore
Particulars	As at
	March 31, 2007	March 31, 2006
Long- term investments
CiDRA Corporation, USA
Nil (14,124) Series D convertible preferred stock at US$ 90 each, fully paid, par value US$ 0.01 each	-	5
Nil (72,539) Class A common stock, par value US$ 0.001 each	-	-
Nil (2,139) Non voting redeemable preferred stock, par value US$ 0.01 each	-	-
CyVera Corporation, USA
Nil (25,641) , Series A preferred stock par value US$0.001	-	-
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	9	9
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	-	-
684 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	-	-
Illumina Inc.
Nil (758) common stock at USD 0.01 per share	-	-
	11	16
Less: Provision for investment	11	14
	-	2

Current investments - Liquid Mutual Funds

in Rs. crore
Particulars	Number of units as at		Amount as at
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

Birla Cash Plus - Institutional Premium	-	9,94,77,727	-	100
CanLiquid Fund - Institutional Plan	-	5,97,28,831	-	60
DBS Chola Liquid Institutional Plus	-	4,63,08,937	-	54
ING Vysya Liquid Fund Institutional Plan	-	7,88,74,225	-	79
Sundaram BNP Paribas Money Fund Super Institutional Plan	-	2,96,83,287	-	30
UTI Liquid Cash Plan Institutional Plan	-	14,77,424	-	150
TATA Liquid Super High Investment Fund	-	13,31,587	-	150
LICMF Liquid Fund	-	55,451,349	-	61
			-	684
At cost			-	624
At fair value			-	60
			-	684

Details of investments in and disposal of securities during the year ended March 31, 2007 and 2006:-

in Rs. crore
	Year ended
Particulars	March 31,
	2007	2006
Investment in securities
Subsidiaries	649	31
Long-term investments	-	-
Liquid Mutual funds	4,341	1,749
	4,990	1,780
Redemption / Disposal of Investment in securities
Long-term investments	-	-
Liquid Mutual funds	5,025	2,233
	5,025	2,233
Net movement in investments	(35)	(453)

Investment purchased and sold during the year ended March 31, 2007:-

In Rs. crore
Name of the fund	Face value Rs /-	Units	Cost

ABN Amro Cash Fund	10	3,50,00,000	35
Reliance Liquidity Fund - Treasury Plan	10	33,00,48,901	350
Birla Cash Plus Fund- Institutional Plan	10	27,38,68,113	275
Canliquid Fund - Institutional Plan	10	10,94,65,609	110
Chola Liquid Fund Institutional Plus	10	4,21,87,329	50
Deutsche Institutional Plan	10	13,50,18,330	135
Deustsche Insta Cash Plus Fund	10	10,94,19,305	110
Deutsche Money Plus Fund - Monthly Dividend Options	10	3,96,41,247	40
DSP Merrill Lynch Liquid Fund	1,000	27,47,916	275
Fidelity Cash Fund- Super Institutional Plan- Monthly Dividend	10	99,06,483	10
Grindlays Cash Fund- Institutional Plan- Periodic Dividend	1,000	19,95,207	200
HDFC Liquid Fund - Premium Plus Plan	10	20,56,36,930	255
HSBC Liquid Fund	10	29,43,92,901	295
ICICI Institutional Liquid Plan- Monthly Dividend Option	10	17,94,26,871	180
ING VYSYA Liquid Fund	10	11,89,52,579	120
JM High Liquidity Fund - Super institutional Plan	10	4,94,27,945	50
Kotak Liquid Institutional Premium	10	25,39,84,801	255
LICMF Liquid fund - Dividend Plan	10	12,76,05,791	140
Principal Liquid Option- Institutional Plan- Monthly Dividend	10	19,97,77,898	200
SBI -Magnum Institutional Income Saving	10	23,18,09,110	245
Sundaram Money Fund	10	9,84,62,058	100
Tata Liquid Super High Investment Fund- Monthly Dividend	1,000	17,44,057	200
Templeton India Treasury Mang Acct Inst Plan	1,000	36,45,674	370
UTI Liquid Cash Plan - Institutional Plan	1,000	33,16,739	340

Particulars of investments made during the year ended March 31, 2007 and 2006:-

in Rs. crore
Particulars of investee companies	Year ended
	March 31,
	2007	2006
Infosys Consulting Inc., USA	14	31
Infosys China	23	-
Infosys BPO Ltd	612	-
	649	31

Investment in Infosys BPO
Buyback of shares and options
In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys has paid an aggregate of Rs 71 crore for the purchase of shares and options and granted 151,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore. Accordingly, the investment in Infosys BPO has increased by Rs 83 crore and reserves have increased by 12 crore.

Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs 22 crore by February, 2008. The same will be accounted as investments on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion Infosys holding in Infosys BPO would be 99.98%

Conversion of Cumulative Preference shares in Infosys BPO Ltd
Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration amounting to Rs. 530 crore (US$ 115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore was remitted to CIFC on the same date.

Provisions for investments
The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on trade investments during the year ended March 31, 2007 and 2006 amounted to Rs. 2 and Rs Nil respectively.
The company provided Rs. 1 crore and Rs. Nil during the year ended on March 31, 2007 and 2006 on revision of the carrying amount of non-trade current investments to fair value.

22.2.17.   Segment reporting
The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.
Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2007 and 2006:-

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	4,951	1,805	2,409	1,386	2,598	13,149
	3,197	1,297	1,414	956	2,164	9,028
Identifiable operating expenses	2,139	767	1,016	588	1,111	5,621
	1,380	578	573	393	915	3,839
Allocated expenses	1,244	454	605	348	652	3,303
	781	315	343	233	528	2,200
Segmental operating income	1,568	584	788	450	835	4,225
	1,036	404	498	330	721	2,989
Unallocable expenses						469
						409
Operating income						3,756
						2,580
Other income (expense), net						373
						144
Net profit before tax and exceptional items						4,129
						2,724
Provision for taxation						352
						303
Net profit after tax and before exceptional items						3,777
						2,421
Income on sale of investments (net of taxes)						6
						-
Net profit after tax and exceptional items						3,783
						2,421

Geographic segments

Year ended March 31, 2007 and 2006:-

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	8,395	3,393	214	1,147	13,149
	5,921	2,187	164	756	9,028
Identifiable operating expenses	3,636	1,314	53	618	5,621
	2,525	856	72	386	3,839
Allocated expenses	2,110	853	53	287	3,303
	1,443	534	39	184	2,200
Segmental operating income	2,649	1,226	108	242	4,225
	1,953	797	53	186	2,989
Unallocable expenses					469
					409
Operating income					3,756
					2,580
Other income (expense), net					373
					144
Net profit before tax and exceptional items					4,129
					2,724
Provision for taxation					352
					303
Net profit after tax and before exceptional items					3,777
					2,421
Income on sale of investments (net of taxes)					6
					-
Net profit after tax and exceptional items					3,783
					2,421

22.2.18.   Provision for doubtful debts
Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2007 the company has provided for doubtful debts of Rs. 7 crore (Rs. 2 crore as at March 31, 2006) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.19.   Dividends remitted in foreign currencies
The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:-

in Rs. crore
Particulars	Number of shares to which the dividends relate	Year ended
		March 31,
		2007	2006
Final dividend for Fiscal 2005*	7,55,32,654	-	25
Final dividend for Fiscal 2006*	7,70,94,270	33	-
Silver Jubilee special dividend*	7,70,94,270	116	-
Interim dividend for fiscal 2006*	7,61,02,422	-	25
Interim dividend for fiscal 2007	7,76,06,280	39

* Adjusted for bonus issue

22.2.20.   Reconciliation of basic and diluted shares used in computing earnings per share
At the annual general meeting held on June 10, 2006, the shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was July 14, 2006 and shares were allotted on July 15, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Year ended
Particulars	March 31,
	2007	2006
Number of shares considered as basic weighted average shares outstanding	55,68,52,339	54,59,89,022
Add: Effect of dilutive issues of shares/stock options	1,24,90,355	1,56,67,598
Number of shares considered as weighted average shares and potential shares outstanding	56,93,42,694	56,16,56,620

22.2.21 Intellectual Property Rights
Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US$ 4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the year Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability in books amounts to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other Income.

22.2.22 Exceptional items
During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the year ended March 31, 2007, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item.

During the year ended March 31, 2007, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

22.2.23 Gratuity Plan
Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. crores
Particulars	As at
March 31, 2007
Obligations at period beginning	180
Service Cost	44
Interest cost	14
Actuarial (gain)/loss	(17)
Benefits paid	-
Obligations at period end	221
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	167
Expected return on plan assets	16
Actuarial gain/(loss)	3
Contributions	52
Benefits paid	(17)
Plans assets at period end, at fair value	221
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	221
Present value of the defined benefit obligations at the end of the period	221
Asset recognized in the balance sheet	-
Gratuity cost for the period
Service cost	44
Interest cost	14
Expected return on plan assets	(16)
Actuarial (gain)/loss	(3)
Net gratuity cost	39
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Actual return on plan assets	19
Assumptions
Interest rate	7.99%
Estimated rate of return on plan assets	7.99%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

22.2.24 Cash flow statement

22.2.24.a
The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2007 (Rs. 3 crore as at March 31, 2006) set aside for payment of dividends.

22.2.24.b Restricted Cash
Deposits with financial institutions and body corporate as at March 31, 2007 include an amount of Rs. 132 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3   Details of rounded off amounts
The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crores
Schedule	Description	As at
		March 31, 2007	March 31, 2006
3	Fixed assets
	Deductions/retirements
	Land - free-hold	-	0.01
	Buildings	-	0.80
	Plant and Machinery	0.34	-
	Furniture and Fixtures	0.15	-
	Depreciation & Amortization
	For the period
	Vehicles	1.00	0.19
	Deductions/retirements
8	Unsecured, considered doubtful
	Loans and advances to employees	1.02	0.44
	Provision for doubtful loans and advances to employees	1.02	0.44
22.2.6	Computers on operating lease to Infosys BPO
	- Net Book Value	0.08	0.17
22.2.13	Interest accrued but not due - Deposits with Financial Institutions	0.02	-
	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.04	-
	- Bank of China, Beijing China	-	0.02
	- Citibank NA, Singapore	0.03	0.19
	- Citibank NA, Thailand	0.16	-
	- Citibank NA, Tokyo, Japan	-	1.19
	- Citibank NA, Sharjah, UAE	-	0.04
	-Deutsche Bank, Zurich, Switzerland	0.21	6.34
	- Nordbanken, Stockholm, Sweden	0.05	0.09
	- Svenska Handels Bank, Stockholm, Sweden	0.01	0.51
	- UFJ Bank, Tokyo, Japan	0.06	0.09
22.2.14	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions	14.00	0.10
22.2.16	Long- term investments
	Onmobile (common stock)	0.19	0.19
	Onmobile (Series A - voting)	0.19	0.19

 Profit & Loss Items

in Rs. crores
		For the year ended
Schedule	Description	March 31,
		2007	2006
Profit & Loss account

12	Selling & Marketing expenses
	Consumables	0.31	0.25
	Software packages for own use	0.50	0.20
	Communication expenses	0.75	0.58
	Office maintenance	0.26	0.37
	Computer Maintenance	0.09	0.01
	Insurance charges	-	0.02
	Other Miscellaneous expenses	-	0.66
13	General and Administration expenses
	Provision for doubtful loans and advances	0.56	0.42
	Overseas group health insurance	(0.11)	-
	Auditor's remuneration
	Statutory audit fees	0.46	0.43
	Others	0.04	0.03
	Out of Pocket Expenses	0.03	0.03
	Provision for Investments	2.02	(0.30)
22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.56	0.42
	Auditor's remuneration
	Statutory audit fees	0.48	0.43
	Others	0.04	0.03
	Out of Pocket Expenses	0.03	0.03
22.2.8	Transactions with key management personnel
	Aggregate Managerial Remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) :
	Whole-time Directors : Contributions to provident and other funds	0.30	0.33
	Non Whole-time Directors : Sitting Fees	-	0.05
	Non Whole-time Directors : Reimbursement of Expenses	0.50	0.37
	Computation of Net Profit in accordance with Section 349 of the Companies Act 1956 & computation of commission payable
	to non whole-time directors :
	Directors' Sitting Fees	-	0.05
	Provision for doubtful loans and advances	0.56	0.42
	Provision for Investments	2.02	(0.30)
22.2.9	Research and development expenditure
	Capital expenditure	0.01	0.16
22.2.13.	Maximum balance with non-scheduled banks
	- ABN Amro Bank, Copenhagen Denmark	0.11	-
	- Bank of China, Beijing China	0.02	0.08
	- Citibank NA, Hongkong	-	0.47
	- Citibank NA, Singapore	0.19	0.37
	- Citibank NA, Thailand	0.16	-
	- Citibank NA, Sharjah, UAE	0.18	0.16
	- Nordbanken, Stockholm, Sweden	-	0.14
22.2.15.	Profit / (loss) on disposal of fixed assets
	Profit on disposal of fixed assets, included in miscellaneous income	0.17	0.58
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.05)	(0.45)
	Profit/(Loss) on disposal of fixed assets,net	0.12	0.13
	Profit & Loss Appropriation
	Dividend Tax	0.60	-
	Advance to Gratuity Trust	0.01	-

 Cash Flow Statement Items

in Rs. crores
Schedule	Description	For the year ended
		March 31,
		2007	2006
Cash flow	(Profit)/ loss on sale of fixed assets	0.12	0.13
statement	Provision for investments	2.02	(0.30)
	Proceeds on sale of Fixed Assets	0.40	-

Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2007 (figures in italics are corresponding to the year ended March 31, 2006) :

in Rs. crores
Name	Salary	Contributions	Perquisites	Total
		to provident and other funds	and incentives	Remuneration
Chairman and Chief Mentor
N R Narayana Murthy *	0.06	0.02	0.21	0.29
	0.13	0.03	0.26	0.42
Chief Executive Officer and Managing Director
Nandan M Nilekani	0.16	0.04	0.33	0.53
	0.13	0.03	0.25	0.41
President, Chief Operating Officer and Joint Managing Director
S Gopalakrishnan	0.16	0.04	0.34	0.54
	0.13	0.03	0.26	0.42
Whole-time Directors
K Dinesh	0.13	0.04	0.33	0.50
	0.13	0.03	0.25	0.41
S D Shibulal
	0.13	0.04	0.29	0.46
	0.70	0.01	0.31	1.02
T V Mohandas Pai
	0.24	0.08	0.60	0.92
	0.19	0.04	0.53	0.76
Srinath Batni
	0.20	0.04	0.50	0.74
	0.17	0.04	0.47	0.68
Chief Financial Officer
V Balakrishnan	0.17	0.05	0.56	0.78
	0.13	0.03	0.38	0.54
* Wholetime director till August 20, 2006

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.23	-	-	0.23
	0.21	-	-	0.21

Prof.Marti G Subrahmanyam	0.21	-	0.11	0.32
	0.18	-	0.12	0.30
Philip Yeo	-	-	-	-
	0.03	-	-	0.03
David L Boyles	0.21	-	-	0.21
	0.12	-	-	0.12
Dr.Omkar Goswami	0.19	-	0.02	0.21
	0.18	-	0.01	0.19
Sen. Larry Pressler	0.04	-	0.03	0.07
	0.17	-	-	0.17
Rama Bijapurkar	0.21	-	0.01	0.22
	0.17	-	-	0.17
Claude Smadja	0.21	-	0.20	0.41
	0.16	-	0.11	0.27
Sridar A Iyengar	0.21	-	0.13	0.34
	0.18	-	0.11	0.29
Jeffrey Lehman	0.18	-	-	0.18
	-	-	-	-
N R Narayana Murthy *	0.14	-	-	0.14
	-	-	-	-
* Appointed as Additional Director effective August 21, 2006